MASTER SUPPLY AGREEMENT - CONSULTING SERVICES

AGREEMENT # 8076
For   <u>Forestry Consulting Services</u>
                    (the "Agreement")
Dates as of   <u>May 1, 2010</u>
                    (the "Effective Date")

1. PARTIES

TransCanada Energy Ltd.
(the "Company")
and

Bio-Carbon Systems International Inc.
(the "Supplier")

(individually an "Party" and collectively the "Parties")
2.REPRESENTATIVES

2.1 The Company's Representative is:

Srikanth Venugopal

The Company's Representative shall have the authority to give the notices, approvals and directions that may be given by the Company pursuant to this Agreement.

2.2 The Supplier's Representative is:

Luc C. Duchesne, PhD

The Supplier shall not change its Representative, except with the prior approval of the Company. The Supplier's Representative has the authority to bind the Supplier on all matters relating to the Work and this Agreement. All communications to or with the Supplier's Representative shall be deemed to be communications to or with the Supplier

3. TERM

3.1 The Supplier shall commence the Work on or before:

May 1, 2010

("Commencement Date") and , subject to adjustment as provided in this Agreement, complete the Work by:

April 30, 2013

("Completion Date"), (the "Term").

4. NOTICES

4.1 Notices pursuant to this Agreement shall be in writing and sent by ordinary or registered mail, facsimile or courier to the Representative at the address for the Company or the Supplier noted below. Notices shall be deemed received three (3) days following mailing date or if sent by facsimile or courier, on the first business day following the date of transmission.

The Company: TransCanada Energy Ltd.
                    450- 1st Street S. W.
                    Calgary, Alberta T2P 5H1
Attention: Srikanth Venugopla
Telephone: (403) 920-7786
Facsimile: (905) 920-2362
E-mail address: @transcanda.com
The Supplier: Bio-Carbon Systems
                    International Inc.
                    123 March Street
                    Sault St. Marie, Ontario P6A 2Z5
                    (legal name and address)
Attention: Luc C. Duchesne, PhD
Telephone: (705) 253-5096

Facsimile: (705) 253-5099
E-mail address: ceo@biocarbonsystems.com

Either Party may change its address for notices by giving written notice to the other Party.

5. AGREEMENT
5.1 The following documents form and are incorporated into this Agreement:
- o   This Agreement;
- o   Appendix "1" titled "Additions and Deletion";
- o   Schedule "A" titled "Scope of Work";
- o   Schedule", titled "Pricing Schedule";
- o   Schedule" titled "Rules and Guidelines";
- o   Schedule "D", titled " Change Orders";
- o   Schedule "E", titled "Work Authorization; and
- o   All drawings, plans and specifications listed in the Schedules attached hereto or otherwise incorporated into this Agreement.

6. DEFINITIONS
6.1 **Change Order** – a written order sighed by both Parties
Authorizing a change to this Agreement;

6.2 **Confidential Information** – information in whatever form, including verbal, written and electronic information, data, programs, practices, processes, accounts, specification and reports, that is disclosed by one Party to the other pursuant to this Agreement and is designated in writing as confidential by the disclosing Party, and includes all derivative information, reports, interpretations an analyses generated therefrom. Confidential Information does not include information that is (a) known to the receiving Party prior to its receipt from the disclosing Party, (b) is generally know to the public, as of the date and to the extent that such information becomes so generally known, or (c) received by the receiving party from an identified third party not bound by the disclosing Party to maintain such information as confidential;

6.3 **C.S.S.T.** – the Commission de la santé et de la security au travail;

6.4 **Force Majeure** – any cause or event beyond the reasonable control of the Party claiming a suspension of its obligation under this Agreement, not caused or attributable to the negligence of the claiming Party, and which by the exercise of due diligence such Party shall not have been able to avoid or overcome;

6.5 **GST** – means the Federal Goods an Services Tax and any other value-added tax that may replace the Federal Goods and Services Tax and includes any provincial sales taxes or harmonized taxes;

6.6 **Key Personnel** – the person(s) that the Supplier shall assign to perform the work and who are named and have the responsibilities identified in Schedule "A" and/or their respective replacement9s) pursuant the Article 27;

6.7 **Law** – the common law, the law of equity, the civil code (Quebec) and all United States or Canadian federal, provincial or state statues or municipal by-law and all regulations, orders, directives, permits and licenses there under, which govern or apply to this Agreement including but not limited to all environmental, occupational, health and safety laws,

6.8 **Price** – the firm price, rates and/or expenses, exclusive of GST and, in the event of Work carried out in the Province of Quebec, exclusive of QST, that may be earned by the Supplier pursuant to this Agreement which are specified in Schedule "B", and which shall be paid to the Supplier by the Company in accordance with this Agreement;

6.9 **Prime Rate** – the rate of interest for commercial demand loans in Canadian dollars or equivalent U.S. dollars in effect from time to time at the Royal Bank of Canada, Main Branch, in Calgary, Alberta, Canada;

6.10 **QST** – Quebec Sales Tax Act as amended from time to time and any successor legislation in that regard;

6.11 **Rules an Guidelines** – without limitation, the Company's rules, regulations, policies, procedures and guidelines that apply to the provision of the Work;

6.12 **Scope of Work** – the description of the Work to be performed and/or supplied by the Supplier as described in Schedule "A";

6.13 **Term** – the period of time as set out in Article 3 of this Agreement;

6.14 **Work** – the equipment, goods and/or services that will be performed and/or supplied by the Supplier as required by this Agreement and more specifically described in Schedule "A";

6.15 **Work Authorization** – a written document issued by the Company that provides the Supplier with information specific to the Work supplied;

6.16 **Work Site** – the location(s) where the Work is to be performed as indicated in Schedule "A" and/or individual Work Authorizations; and

6.17 **Workers' Compensation Board or WCB** – the workers' compensation board or organization that exists in the jurisdiction(s) of the Work Site and if the Work Site exists in Quebec, it means the C.S.S.T

7. CONFIDENTIALITY

7.1 Each Party agrees that it shall not, and shall ensure that all of its personnel and subcontractors shall not, either directly or indirectly, use or disclose to any person, firm or corporation any Confidential Information without prior written consent of the disclosing Party, except as contemplated by this Agreement

7.2 The Supplier may disclose Confidential Information only to those personnel or subcontractors participating in the performance of the Work who have a need to know such Confidential Information specified in Schedule "B", and which shall be paid to the Supplier by the Company in accordance with this Agreement;

7.3 In the event that the Supplier or its employees, agents or subcontractors are required by Law to disclose Confidential Information then prior to any such disclosure the Supplier shall immediately provide to the Company written notice thereof so that the Company may seek a protective order or other appropriate remedy or waive compliance by the Supplier with this Article. In the event that any court or administrative body requires disclosure of the Confidential Information, then the Supplier of any of its employees, agents or subcontractors required to provide such disclosure shall furnish only that portion of the Confidential Information that is legally required an further, shall each exercise their best efforts to obtain reasonable assurances that confidential treatment will be accorded such Confidential Information.

7.4 Upon cancellation or termination of the is Agreement, each Party shall return to the disclosing Party shall return to the disclosing Party all Confidential Information that the receiving Party has in its possession, except to the extent necessary to continue the operations and facilities associated with this Agreement, and except to the extent required for record or archival purposes. The confidentiality and non-use covenants contained in this Agreement shall survive for three (3) years after the cancellation of termination of this Agreement.

8.PROPRIETARY RIGHTS
8.1 The Supplier agrees not to breach or infringe upon any patent, copyright, license, trademark, industrial design, trade secret or other proprietary right owned by the Company or any third party during the performance of the Work and agrees to indemnify the Company with respect to all claims or expenses arising from any such breach or infringement

9. PUBLICITY
9.1 The Supplier shall not use the Company's name in any advertising, promotional material or publicity release relating in any way, directly or indirectly, to the Work or the results, thereof, without the prior written consent of the Company. The Supplier shall not publish or cause to be published any statement, or encourage or approve any advertising or practice that is, or may reasonably be expected or trademarks or the Company or any subsidiary or affiliate of the Company. The Supplier shall upon the Company's request, withdraw any statement and discontinue any advertisement or practice that the Company requests be withdrawn or discontinued.

10. OWNERSHIP OF INFORMATION
10.1 Subject to Article 28, the Supplier acknowledges and agrees that the Company has, and shall have title to all documentation and information arising from the performance of the Work.

11.WORKERS' COMPENSATION
11.1 The Supplier shall ensure all its employees and representatives engage in the performance the Work are roistered for workers' compensation coverage in accordance with the statutory requirements of the jurisdiction, (including but not limited to Quebec and the United States), governing the Work Site. Prior to the performance of any work and upon request of the Company, the Supplier shall provide: 10 a WCB "Certificate Letter" to show that it has an account with the WCB of the jurisdiction governing the Work; 20 a WCB "Letter of Clearance" or similar document, confirming that the account is good standing and that it has paid any assessments made by the WCB in relation to the Work; 3) in the case where the Work is to be performed in the United States, a certificate of insurance evidencing the required workers' compensation coverage and 4) of the above in respect of any subcontractor.

11.2 Where the Work is to be performed on the Company's premises and workers' compensation is available, the Suppplier shall ensure that every person who will be performing the Work, including directors of the corporation, partners in partnerships and employees or proprietors have WCB coverage.

12. ASSIGNMENT AND SUBCONTRACTING
12.1 The Supplier shall not assign this Agreement in whole or in part and shall not subcontract any portion of this Agreement without the prior written consent of the Company.

13. INSURANCE
13.1 Unless otherwise agreed to in writing by the Company, the Supplier shall place an keep in force at its own cost during the Term, with reputable and financially secure insurance companies acceptable to the Company, the following policies and insurance in Canadian or equivalent U.S. dollars:

a. commercial general liability insurance with a combined single limit of $2,000,000.000 for each occurrence or accident providing coverage for damages resulting from bodily injury (including death) at any time sustained by any person or persons or resulting from injury to or destruction of property Caused by an occurrence arising out of the performance of this Agreement subject to all exclusions set forth in such policy and including coverage for contractual liability, products/completed operation liability, cross liability and tortious liability. Such insurance shall stay in full force and effect for the warranty periods specified in Article 19- Warranties;

b. automobile liability insurance for the Supplier's owned, non-owned and leased automobiles, having a limit of not less than $2,000,000.00 per each occurrence;

c. employer's liability insurance having a limit of not less than $2,000,000.00 per occurrence for those employees not governed or otherwise covered by workers' compensation legislation; and

d. any additional or other insurance that, firstly, may be required from time to time by an act, regulation or by-law, whether federal, provincial or municipal or, secondly, the Company may deem necessary.

13.2 The Supplier shall ensure that its commercial general liability insurance includes the Company as an additional insured with respect to the obligations assumed by the Supplier pursuant to this Agreement.

13.3 The Supplier shall, within fourteen (14) days of the execution of this Agreement or prior to the commencement of the Work, whichever is earlier, provide the Company with certificates of insurance coverage for all policies required to be placed and maintained by the Supplier pursuant to the provisions of this Agreement

13.4 Each policy of insurance required to be placed and maintained by the Supplier pursuant to the provisions of this Agreement shall contain a provision whereby the insurer is required to give thirty (30) days written notice to the Company prior to any material change, lapse or cancellation of the policy or policies of insurance.

13.5 Neither the providing of insurance by the Supplier in accordance with the requirements of this Agreement or the insolvency, bankruptcy or failure of any insurance company to pay any claim or Claim accruing shall be held to waive any of the provisions of this Agreement with respect to the liability of the Supplier, or otherwise.

13.6 The policies of insurance required to be maintained by
the Supplier pursuant to this Agreement shall be primary to any policies of insurance that are maintain by the Company with respect to the obligations of the Supplier pursuant to this Agreement.

14. ACCESSTO INFORMATION

14.1 The Supplier understands and agrees that the Supplier, its employees, subcontractors or agents, shall not attempt to access or have access to any computer system of the Company, except under the supervision and in accordance with the instructions given by the Company or its Representative. The Supplier shall ensure that:

a. any negligent act or omission, willful misconduct or breach of this Agreement by the indemnifying Party or its personnel, agents or subcontractors, and the costs thereof, including, without limitation, all legal expenses on a "solicitor an own client" basis, except to the extent such Claims are caused by the negligence of the other Party;

b. any taxes and third party obligations payable by such Party as a result contributions and penalties imposed on the other Party by any governmental or other authority having jurisdiction; and

c. in the case of the Supplier, any Claim for alleged infringement of any patent, industrial design, license, copyright or trademark resulting from or arising in connection with manufacture, sale, use or other disposition of the Work, except to the extent wrongfully caused by the Company. If any of the Work constitutes an infringement, the Supplier shall in addition to its other obligations under this Agreement, at its own expense, and as directed by the Company, either procure for the Company the right to continue using such Work without liability for such infringement, or modify or replace such Work with non-infringing Work accomplishing the same purpose as the replaced Work.

15. AUDIT ACCESS

15. 1 The Supplier agrees to keep records of account with supporting vouchers, invoices and other documentation showing all expenditures of whatsoever nature made by the Supplier in the performance of the Work for a period of no less than two yeas after termination of this Agreement. All records and books of account shall be kept in accordance with generally accepted accounting principles and procedures.

15.2 The Company has the right to examine, at all reasonable times, the records and books of account of the Supplier to the extent necessary to verify amounts claimed by the Supplier pursuant the this Agreement.

16. LIABILITY AND INDEMNITY

16.1 Each Party shall be liable to the other Party, its agents and employees for all losses or damages to the extent they arise out of or are attributable to the negligent acts or omissions, willful misconduct or breach of this Agreement by such Party, its personnel, agents or subcontractors.

16.2 Each Party shall indemnify an hold harmless the other party, its affiliates and each of their representatives, directors, officers, employees and agents from and against all claims, demands, losses, costs, damages ,suits or proceedings by third parties (collectively referred to as "Claims") that arise out of or are attributable to:

a. any negligent act or omission, willful misconduct or breach of this Agreement by the indemnifying Party or its personnel, agents or subcontractors, and the costs thereof, including, without limitation, all legal expenses on a "solicitor an own client" basis, except to the extent such Claims are caused by the negligence of the other Party;

 b. any taxes and third party obligations payable by such Party as a result contributions and penalties imposed on the other Party by any governmental or other authority having jurisdiction; and

c. in the case of the Supplier, any Claim for alleged infringement of any patent, industrial design, license, copyright or trademark resulting from or arising in connection with manufacture, sale, use or other disposition of the Work, except to the extent wrongfully caused by the Company. If any of the Work constitutes an infringement, the Supplier shall in addition to its other obligations under this Agreement, at its own expense, and as directed by the Company, either procure for the

Company the right to continue using such Work without liability for such infringement, or modify or replace such Work with non-infringing Work accomplishing the same purpose as the replaced Work.

16.3 The indemnifying Party shall defend, as directed by to indemnified Party, as such claims and pay all incidental cost and expenses, provided that the indemnified Party shall have the right, at its option, to participate, or have its insurer participate, in the defense of any such Claims, and in such event, the indemnifying Party and their insurer of defending such Claims.

17. WORK AUTHORIZATIONS AN SCOPE OF WORK

17.1 The Company shall provide the Supplier with a Work Authorization which shall specify in greater detail the : 1) time duration for performance of the Work; 2) description and location of the Work; and 3) delivery of equipment and/or goods comprising of the Work,.

17.2 Each Work Authorization shall be signed by the Company and shall form part of this Agreement when the Supplier commences the Work in accordance with the Work Authorization.

17.3 the Supplier shall at all times during the performance of the Work co-operate with the employees of the Company and where work or Work is performed by others, cooperate with others performing work or Work for the Company.

17.4 Equipment or goods furnished by the Supplier for the Supply of the Work shall be approved by the Company, or replaced by the Supplier at no additional cost to the Company.

17.5The Supplier is an independent Supplier and shall perform the Work as an independent Supplier. The Work shall be performed by the Supplier under its Nothing in this Agreement is to be construed as creating a "master and servant" or "principal and agent" relationship between the company and the supplier. The Supplier has no authority to, in any way, concludes any agreement of any kind on behalf of the Company and shall not represent to any third party that it has the power to do so except as authorize by the Company. The Supplier is not eligible for the benefits the Company provides its employees, including, without limitations, vacation and general holiday pay, sick leave, Canada or United States Pension Plan contribution or Employment Insurance contributions.

18. PRICE

18.1 The Supplier shall supply the Work for the Price calculated an payable in the manner provided in this Agreement, including Schedule "B"

18.2 All amounts are in Canadian funds unless specifically stated otherwise and are not subject to escalation during the Terms of this Agreement.

19. WARRANTIES

19.1 The Supplier represents and warrants that the Work shall be preformed in a professional, efficient prompt, economical, skilful and careful manner, in accordance with the methods, standards and practice currently prevailing among leading firms in the field to which the Work relates.

19.2 The Supplier represents and warrants that the Work will be performed in accordance with the terms and conditions of this Agreement and that the Supplier has all the necessary permits and licenses.

19.3 The Supplier represents and warrants that if the Work, or any portion thereof, is found to be defective or deficient in any way, during the twelve (12) month period following the Term, then, in addition to the Company's rights under this Agreement, Law and equity, the Supplier shall perform on an expedited basis, at its cost and expense, any corrective work and measure required to remedy the defective or deficient portion of the Work an any direct impacts resulting therefrom. If the Supplier fails to remedy the defects within the Warranty period, the Company can have the remedial work done by others and charge the cost of same to the original Supplier.

19.4 The Supplier represents and warrants that any Work corrected, pursuant to the above, shall be subject to a further twelve 912) month warranty period.

19.5 The Supplier warrants that any software, hardware, application or system comprising the Work is year 2000 compliant. Without limitation, this means that the work either (1) has no date function (through software, firmware or hardware, whether imbedded or not), or (2) if the the Work has date functionality, that it (a) receives, processes (including calculating, comparing an sequencing) and outputs dates with four-digit years, (b) function accurately between, among and throughout different centuries and (c) does not use any framing techniques to emulate four digit years.

20.CONFLICT OF INTEREST
20.1 The Supplier represents that there is not and will not be nay conflict of interest, family, business, contractual, professional or ethical between the Supplier and the Company and their respective principals, officers, or employees arising from the Supplier's performance of this Agreement. If a conflict of interest should arise during the performance hereof, this Agreement shall at the option of Company, immediately become null and void an the Company shall be entitled to recover any and all of the amounts paid to the Supplier following that date such conflict arises.

20.2 The Supplier may perform work for and on behalf of third parties provided that the performance of such work does not create a conflict of interest in respect of or result in a breach of the Supplier's responsibilities and obligations pursuant to this Agreement.

20.3 The Supplier acknowledges and agrees that this Agreement does not grant the Supplier any exclusive right to supply, the Work, or any work, for the Company.

21. PAYMENT AND TAXES
21.1 The Supplier shall invoice to the Company once per calendar month for the Work supplied to the end of the previous month. The invoice shall include any applicable sales taxes, including any state taxes, GST and QST, separately.
a. Payment shall be remitted by the Company to the following address:

The Supplier Bio-Carbon Systems International Inc.
        123 March Street, Suite 202
        Sault St. Marie, Ontario P6A 2Z5
Attention: Luc C. Duchesne, PhD
Telephone: (705) 253-5096
Facsimile: (705) 253-5099

21.2 The Company will pay monies owing, within thirty (30) days, pursuant to a correct invoice being received by:

      TransCanada Energy Ltd.
      Accounts Payable Department
      P.O. Box 1000 – Station M
      Calgary, Alberta, Canada
      T2P 4K5

21.3 Should either Party fail to make payments as they become due under the terms of the Agreement or in an award of arbitration or judgment of a the court, interest at the Prime Rate plus two (2%) percent per annum compounded semi-annually on any unpaid amounts shall also become due and be payable.

21.4 The Supplier shall pay all royalties, permit and license fees for the work, labour, equipment (including the cost of all rental equipment) and materials to be furnished by it in connection with the performance of the work and shall pay all worker compensation contributions, unemployment insurance contribution, Canada/Quebec and United States Pension Plan and employee's income tax deductions and payroll contributions together with all taxes (including all retail sales taxes) imposed by any lawful authority and payable by the Supplier.

21.5 The shall be entitled to hold back from payment to the Supplier an remit any amounts which are required by Law to be held back and remitted or payable to a third party, including, but not limited to payments pursuant to the provisions of the income tax acts of Canada and the United States, the Quebec Sales Tax Act and may applicable workers' compensation legislation.

21.6 In compliance with Canadian withholding tax Laws the Company shall retain fifteen percent (15%) of the cost of any Work performed in Canada and ten percent (10%) of the amounts paid for equipment brought into Canada if the Supplier is a non-resident of Canada. The Company shall remit these amounts to the Receiver General of Canada unless the Company receives from the Supplier the appropriate tax exemption waiver issued by Revenue Canada.

21.7 The Supplier shall keep the property of the Company free and clear of all liens, claims encumbrances, arising from the performance of the Work, provided, however, that this provision shall not operate to deprive the Supplier of its statutory lien rights in the event of non-payment by the Company.

21.8 In the event that any amount is disputed or is due to the Company by the Supplier, the Company shall have the right of set-off against the Supplier for that amount whether such amount arises pursuant to this Agreement, or otherwise.

22. Law

22.1 The Law of the Province of Alberta, Canada shall govern this Agreement and any actions initiated by either Party, without giving effect to any choice or conflict or Law rules or provisions thereof which may direct the application of the Law or rules of another jurisdiction. The Parties herby irrevocably submit to such jurisdiction.

22.2 Nothing in this Agreement operates or detract from or revoke in any way any right, privilege or remedy the Company has under and by virtue of the provisions of the Sales of Goods Act (Alberta) as amended from time to time or any stature passed in substitution thereof or any statue with similar provisions arising under any other jurisdiction applicable to the Work.

22.3 The Supplier shall obey the Law and, without limiting the foregoing, shall comply with all Rules and Guidelines of the Company and ensure that Supplier's personnel and subcontractors are familiar with and comply with same.

23. TERMINATION

23.1 The Company may, at its option, terminate this Agreement, or any part thereof upon ten (10) days notice in writing to the Supplier. Upon such termination, the Supplier agrees to waive any claims for damages, including loss of anticipated profits on account thereof, and agrees that the sole remedy for such termination shall be to receive the sum of the following: 1) all amounts due and not previously paid to the Supplier for that part of the Work completed prior to such notice and for part of the Work thereafter completed as specified by the Company; and 2) reasonable direct costs, in the opinion of the Company, incidental to or arising out of the termination of the Work. The Supplier shall, upon receipt of such notice, unless authorized in writing by the Company, make no further commitments with respect to the Work and take all reasonable steps necessary to minimize any costs arising from commitments make prior to receipt of the notice, unless authorized in writing by the Company.

23.2 If the Supplier: 1) fails to follow the Company's reasonable instructions; 2) breaches any provision of this Agreement; 3) becomes insolvent, bankrupt or takes the benefit of any insolvency or bankruptcy statute, enters into a plan of arrangement for the benefit of its creditors, or makes a general assignment for the benefit of creditors'; 4) fails to follow the Law or the Rules and Guidelines; 5) is responsible for any theft or misappropriation of the Company; or 6) any officer of the corporation, supervisor, or manager performing any of the Work, or person who is responsible for eh supervision of the performance of the Work, is charged with an indictable offence pursuant to the Criminal Code of Canada; then the Company may, be notice to the Supplier, terminate this Agreement immediately. Upon such termination, in addition to the Company's Rights under this Agreement, Law and equity, the Company shall incur no further liability whatsoever to the Supplier, its agents or employees. Upon notice of such termination, the Supplier shall ensure no further commitments with respect to Work are made and shall take all reasonable steps necessary to minimize and costs arising from commitments made prior toe receipt of the notice. Upon such termination for cause the Company agrees, subject to this Agreement, Law and equity, to pay the Supplier, in accordance with the payment provisions of this Agreement, for Work for which title has transferred; and upon such payment, be relieved of all further obligations in respect of such termination.

24.WAIVER/WAIVER OF RIGHTS

24.1 The failure of either Party to enforce any provision hereof shall in no manner constitute a waiver or affect the right if either Party at a later date to enforce the waived provision or any condition or breach of any condition, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one instance, is deemed to be or construes a further or continuing waiver of the condition of breach of any other condition, covenant, representation or warranty.

24.2 The failure of the Company to insist upon strict performance by the Supplier of any of the terms and conditions hereunder shall not be deemed a waiver of any rights or remedies that the Company may have at Law in respect thereof and shall not be deemed a waiver of any subsequent default by the Supplier. No payment or acceptance by the Company hereunder shall constitute a waiver with respect to any provisions of this Agreement, nor shall anything herein contained be construed to limit any warranties or conditions provided or implied by Law.

25.CHANGES

25.1 A Change Order must be put in writing an signed by both Parties before any additions, changes or alterations are made to this Agreement.

26.DISPUTE RESOLUTION

26.1 The Parties shall make all reasonable efforts to resolve any disputes arising out of the performance of he Work by amicable negotiations an agree to provide without prejudice, frank candid and timely disclosure of relevant facts information, an documents to facilitate these discussions.

26.2 In the event that a dispute arises which cannot be settled by the contents of this Agreement or by mutual agreement, then either Party shall have the right to give notice to the other Party requesting the appointment of a mediator (the "Project Mediator"). The Parties shall have thirty (30) days from the receipt of such notice to agree on a Project Mediator. If the Parties do not agree on the appointment of a Project Mediator, then either Party may request the Chair of the Arbitration and Mediation Society, appointed, shall be deemed acceptable to the Parties and to have been appointed by them. In the event such Project Mediator is unavailable to mediate a particular dispute, then the Chair of the Arbitration and Mediation Society, or similar body, shall immediately be requested to appoint a suitable replacement.

26.3The Parties shall submit their dispute in writing to the Project Mediator, and afford to the Project Mediator access to all records, documents and information that the Project Mediator may request. The Parties shall meet the Project Mediator at such reasonable times as the Project Mediator may require and shall, throughout the intervention of the Project Mediator, negotiate in good faith to resolve the dispute. All proceedings are agreed to be without prejudice, and the cost of the Mediator shall be shared equally between the Parties.

26.4 If the dispute cannot be resolved within fourteen (14) days after the Project Mediator has been requested to assist, or within such further period agreed to by the parties, the Project Mediator shall terminate the negotiations, by giving notice to eh Parties. However, the Project Mediator may, at any time during the mediation period, declare an impasse and terminate the negotiations, at which time each Party shall have recourse to its rights and remedies in Law and equity.

27. KEY PERSONNEL

27.1 The Supplier shall provide a sufficient number of personnel to enable timely and proper execution and completion of the work. All such personnel, including subcontractor's personnel shall competent literate in the language of this Agreement and qualified by education, training and experience and in all other respects capable of carrying out the tasks to which each is assigned.

27.2 Key Personnel assigned to perform the Work shall not be removed from the performance of the Work without the Company's prior written consent.

27.3 If any of the key Personnel should leave the employment of the Supplier or for any cause beyond the reasonable control of the Supplier be unable to perform the Work, alternate personnel shall be immediately proposed by the Supplier. If, upon the Company's review of the alternate personnel, the American Arbitration Association, Commercial Rules, or similar body, in the Province or State where the Work Site is located to appoint a Project Mediator, who, when so Supplier, the Company approves of such personnel. The personnel shall be deemed to be key Personnel. If , for any reason, the Supplier is unable to perform the Work through the Key Personnel or is unable to provide alternate personnel acceptable to the Company, the Company may, at its option, terminate this Agreement immediately.

27.4 The Company may, by notice, without specifying any reasons, require the Supplier remove from the performance of the Work any personnel of he Supplier, including Key Personnel. If any such personnel are Key Personnel, they shall be replaced forthwith in accordance with Section 27.2

27.5 In the event Key Personnel perform Work on the Company's premises, the Company may provide the key Personnel with a key, electronic access card and identification necessary for such key Personnel to obtain access to the company's premises. The Supplier shall:

a. take such security measures as will ensure that the key or electronic access card and identification are not lost or obtained or utilized by anyone not authorized by the Company in writing to receive or use them; and

b. ensure that such key, electronic access card and identification are returned to the Company forthwith upon completion of the Work. Termination of this Agreement or upon request by the Company.

28. INTELLECTUAL PROPERTY

28.1 All inventions, copyright, copyrightable works, discoveries, improvements, industrial designs and other intellectual and proprietary rights conceived, originated prepared by the Supplier from or relation to the Work (the "Developments") are and become the property of the Company and the Supplier agrees to forthwith disclose in writing to the Company each of the same. The Supplier hereby waives any and all legal and moral rights in the Developments. The filing and prosecution of all patents, industrial designs, trademarks and copyright applications arising as a result of the Supplier providing the Work or in connection with the performance of the Work is solely under the control of and at he expense of the Company and all application and any patents, industrial designs, trademarks and copyrights resulting therefrom are the sole property of the Company. The Supplier agrees to provide during the term of this Agreement and for a reasonable time thereafter, at the expense of the Company, all necessary information, materials and assistance to enable the Company to proceed with the filing and prosecution of all such patents, industrial designs, trademarks and copyrights applications.

28.2 The provisions of Section 28.1 shall not apply to the extend that any Development have been developed or owned by the Supplier prior toe conduction the Work, provided that the Company is hereby granted a non-exclusive, irrevocable and transferable right and license to use such portion of the Developments.

29.SURVIVAL OF RIGHT SNA OBLIGATIONS

29.1 Notwithstanding any other provision of this Agreement, the rights and obligations of he Company
 And the Supplier provided for in the following Articles shall survive the termination or completion of this Agreement:

a. Article 7 – Confidentiality:
b. Article 8 – Proprietary Rights;
c. Article 9 – Publicity
d. Article 10 – Ownership of Information
e. Article 15 – Audit Access;
f. Article 16 – Liability an Indemnity;
g. Article 19 - Warranties;
h. Article 22 – Law; and
i. Article 28 – Intellectual Property.

30. ENUREMENT

30.1 This Agreement ensures to the benefit of and is biding upon the Parties together with the successors and assigns of the Company and successors and permitted assigns of the Supplier.

31.TIME

31.1 Time is of the essence of this Agreement.

32.1 This Agreement sets forth the entire agreement between the Company and the Supplier pertaining to the Work and supersedes any previous discussion, negotiations an agreements, whether written or verbal, pertaining to the Work.

33.EXECUTION

This Agreement and any Change Order hereunder may be executed in any number of counterparts, all of which, when taken together, shall constitute one and the same instrument. Any such counterpart may be delivered by facsimile transmission or emailed and if so delivered shall be deemed to be an original document. Each party undertakes to provide that other party with a copy of the Agreement or any Change Order hereunder bearing original signatures forthwith upon demand.

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TransCanada Energy Ltd.

Per: /s/ Senior Vice President, Power Commercial
      Karl Johannson
Title: Senior Vice President, Power Commercial
Date: 06/25/10
Per: /s/ Vice President
Title: Henry Petranik
      Vice President
Date: 06/25/10

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Bio-Carbon Systems International Inc.

Per: /s/ Chief Executive Officer
Title: Chief Executive Officer
Date: July 1, 2010
Per: /s/ Chief Operating Officer
      Robert G. Cormier
Title: Chief Operating Officer
Date: June 29, 2010

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	ORIGINATOR	CHECKED BY	CLIENT	Legal	C. RISK	I. RISK	QUALITY
Initial	Originator			N/A	N/A		Quality
Name	Stephen Hawkins	Lisa Tobias	Skikanth Venugopal			Jim Lordon	Mandy Delbello

SCHEDULE "A'

SCOPE OF WORK

Attached to an forming part of Agreement No. 8076 between the Company and the Supplier

1.0 SERVICES

1.1 The Supplier shall provide forestry consulting services on an as-and when required basis, for a wide variety of projects and activities conducted by the Company

1.2 Work will be initiated by means of a Work Authorization in the form attached in Schedule "F" and in the manner set forth in Section 17.1 and 17.2 of the Agreement. In addition, each Work Authorization will include the cost of the Work and pricing details, if different from those set forth in Schedule "B"" Pricing Schedule. The Supplier shall no commence any Work until it is in respect of a Company executed Work Authorization.

1.3 These services may include, but are not limited to, the following:

- organize and sub-contract external parties for aerial imagery sub-contracts
- review sub contract imagery deliverables and perform forest inventory work;
- create carbon models based on forest inventory data;
- Develop and refine offset project documents;
- Create and resent information about project to stakeholders'
- Create offset protocol/methodology; and
- Conduct feasibility assessments.

2.0 KEY PERSONNEL

2.1 Contract key Personnel:

Robert Cormier

Luc C. Duchesne

2.2 Work Authorization key Personnel:

To be named on each work Authorization